SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference call connection details

1Q19 Earnings Calls     Tuesday, April 30th, 2019

Live Webcast (www.voegol.com.br/ir)

In English 11:00 a.m. (US EDT) 12:00 p.m. (Brasília) Phone: +1 (412) 317-6382 Code: GOL Replay: +1 (412) 317-0088 Replay Code: 10130730	In Portuguese 12:30 p.m. (US EDT) 01:30 p.m. (Brasília) Phone: +55 (11) 3181-8565 Code: GOL Replay: +55 (11) 3193-1012 Replay Code: 10000846#

1	GOL Linhas Aéreas Inteligentes S.A.

In 1Q19, Brazil’s premiere airline achieves a 30% EBITDA margin and records net revenues of R$3.2 billion

EPS and EPADS reached R$0.17 and US$0.09, respectively1

São Paulo, April 30, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announces its consolidated results for the first quarter of 2019 (1Q19). All information is presented in accordance with IFRS, in Brazilian Reais (R$) and all comparisons are with the first quarter of 2018 (1Q18), unless otherwise stated.

Summary

Improved operating indicators: RPKs increased by 6.4%, totaling 10.6 billion in 1Q19, driven by 7% growth in the number of transported passengers; ASK growth remained constrained at 5%. As a result of strong passenger demand, GOL’s revenue management, and GOL’s consistent operational excellence, the Company was able to achieve (i) an average yield per passenger of 28.55 cents (R$), an increase of 1.9% compared to 1Q18; (ii) an average load factor of 81.5%, an increase of 1.1 p.p. quarter-over-quarter; and (iii) on-time performance of 87.1% in 1Q19 according to Infraero’s methodology and data from major airports in Brazil.

Strong revenue growth: the combination of higher demand and optimized pricing resulted in a net revenue for the quarter of R$3.2 billion, the highest ever recorded by the Company, and an increase of 8.3% compared to 1Q18. Net RASK was 24.63 cents (R$) in 1Q19, an increase of 3.2% over 1Q18. Net PRASK increased 3.3% over 1Q18, reaching 23.27 cents (R$). Average fare increased by 1.3% from R$335 to R$339. GOL’s 2019 net revenue guidance is approximately R$13 billion.

Cost environment: unit costs (CASK), excluding non-recurring expenses increased by 4.7% to 20.44 cents (R$). On an ex-fuel basis and excluding non-recurring expenses CASK increased 3.2%, due to (i) a 16.2% average depreciation of the Real against the US dollar that impacted maintenance, landing fees and international services costs; (ii) the termination of the federal payroll tax relief, which increased the INSS payroll tax rate from 0% to 20%; and (iii) a higher number of transported passengers and higher costs from reimbursement of tickets and accommodation costs (mainly related to the grounding of the MAX-8 fleet). Growth in CASK ex-fuel, excluding non-recurring expenses, remained constrained at 3.2%, totaling 12.80 cents (R$). GOL remains the unit cost leader in South America for the 18th consecutive year.

Solid margins: due to its strong cost control, and management of capacity and yields, the Company achieved a positive operating result for the 11th consecutive quarter, despite a 16.2% average depreciation of the Real against the US dollar and a 9.3% increase in price of jet fuel. The combination of stronger pricing and higher demand permitted GOL to achieve an EBIT margin of 17%. Operating income (EBIT) in 1Q19 was R$546.2 million, an increase of 1.3% compared to 1Q18 (R$539.1 million). EBITDA margin was 29.6% in 1Q19, increase of 1.9 p.p. q-o-q. GOL’s 2019 EBIT margin and EBITDA margin guidance is approximately 18% and 28%, respectively.

Balance sheet strengthening: the Real depreciated 17.2% (end of period) against the U.S. dollar causing net exchange and monetary variation losses of R$90.7 million. Net debt (excluding perpetual bonds) to LTM EBITDA was 3.3x as of March 31, 2019. During the quarter, GOL amortized R$147.9 million of its 7th issue of debentures. Total liquidity, including cash, financial investments, restricted cash and accounts receivable, was R$3.5 billion, R$549.7 million higher in comparison to December 31, 2018 and an increase of R$421.5 million versus a year ago. Restricted cash was R$469.3 million in 1Q19, 42.9% lower than the R$822.1 million registered in 4Q18. The combination of GOL’s operational cash flow generation of R$253.6 million in the quarter and higher cash liquidity increased the Company’s financial flexibility.

Guidance: GOL’s 2019 and 2020 guidance is on page 16 of this document.

¹(excluding exchange gains and losses).

2	GOL Linhas Aéreas Inteligentes S.A.

Management’s Comments on Results

The recovery in the Brazilian economy, increasing consumer confidence index, the stabilization in interest rates and inflation have strengthened the corporate travel environment, while GOL’s operational excellence helped strengthen its share of corporate passengers to 37.8%, according to ABRACORP. The Company’s focus on Customer experience and satisfaction, and excellence in services, has consolidated GOL as the preferred carrier in Brazil, with a market share of 36.4% in the domestic market, according to ANAC.

The Company’s positive view for 2019 is reinforced by recent changes in the Brazilian regulatory environment: the reduction of the ICMS (Value Added) tax on jet fuel in several Brazilian states and governmental actions that promote industry modernization. These factors are beneficial for GOL’s businesses and align the Brazilian industry regulation with international best practices. “Our consolidated business model allows us to be well positioned for growth in demand combined with disciplined capacity and dynamic yield management”, explained Paulo Kakinoff, CEO.

GOL recently expanded its domestic network with the announcement of six new regional routes and the establishment of new regional strategic partnerships. GOL will begin service to the cities of Cascavel, Passo Fundo, Vitória da Conquista and Sinop, in the States of Paraná, Rio Grande do Sul, Bahia and Mato Grosso, respectively, and the cities of Franca and Barretos, in the State of São Paulo, now with direct connections to the city of São Paulo. The Company’s new regional strategic partnerships have expanded connectivity in Brazil’s North and Mid-West regions with 21 new destinations for GOL’s Customers.

“We are pleased to announce the expansion of our domestic network. The new destinations will strengthen our competitive position in the State of São Paulo. The initiative adopted by the São Paulo State Government to reduce the ICMS tax rate on jet fuel from 25% to 12% and our new regional strategic partnerships are essential for the expansion of our services, allowing GOL to serve new markets starting on the second semester of 2019”, stated Kakinoff.

GOL also continues focused on the international market expansion, however, with flexibility in our flight network that allows us to adapt to environments with high volatility. Aligned with its number one principle - Safety - the Company was one of the first airlines in the world to ground the 737 MAX-8 prior to receiving any request from a regulatory body.

Since the beginning of its MAX-8 operations in June 2018, GOL operated 2,933 flights, totaling over 12,700 hours, offering absolute safety to Customers. “The MAX-8 will be one of the pillars of our international expansion strategy, reinforcing GOL’s competitive advantage at the lowest costs and offering the best operational efficiency in the Brazilian airline industry. The Company has confidence in the MAX-8 aircraft and has the flexibility to extend the scheduled return of 737 NGs, if necessary. Boeing implemented a comprehensive and multidisciplinary plan to update the MAX-8 and, in a short time frame, our Customers will be able to benefit again from the technology and comfort offered by this aircraft”, stated Kakinoff. During this period impacted by the grounding of the MAX-8, GOL is operating flights from its international hubs in Brasília and Fortaleza to the United States with its NG aircraft.

“The engagement of our 15,000 employees throughout Brazil and overseas led GOL to two important achievements this quarter: (i) recognition as the only Brazilian airline ranked amongst the top 25 companies that Brazilians want to work for, according to the survey conducted by the “Você S/A” magazine and the Institute of Management Foundation (FIA); and (ii) recognition as Top Companies 2019 by Linkedin, as one of the 25 companies that young people dream to build a career at”, said Paulo Kakinoff.

Despite the 16.2% depreciation of the Brazilian real against the US dollar, and cost pressures from the 9.3% increase in the price of jet fuel, GOL recorded positive EBIT for the 11th consecutive quarter. The Company has hedged approximately 62% of its fuel consumption for the remainder of 2019 at an average cost of US$60.

3	GOL Linhas Aéreas Inteligentes S.A.

The Company continued its focus on the strengthening of its capital structure, including the amortization of R$147.9 million of its 7th issuance of debentures and the tender offer for 15% of its 2022 Senior Notes. In addition, GOL recently carried out an innovative offering of US$300 million of Exchangeable Senior Notes maturing in 2024. The issuance bears an interest rate of 3.75% per year, reducing the Company’s average interest expense by 50 bps., and an effective conversion price of US$27.75 per ADS, representing a premium of 85% of the market price at the time of issuance. After the exercise of the green shoe option for this transaction, GOL issued another US$45 million in April 2019, increasing the total amount of the Exchangeable Senior Notes due 2024 to US$345 million. “This was the lowest coupon achieved in GOL’s history, which provides evidence of investor confidence in our credit profile and capital structure, and the potential performance and liquidity of our shares”, stated Richard Lark, CFO. In addition, in March 2019, Moody's upgraded GOL’s credit rating to B1, with stable outlook.

“The actions undertaken this quarter improved our liquidity, reduced the weighted average cost of debt and extended the average maturity. The market continues to recognize our credit improvement and is very comfortable with GOL’s risk, as a result of the plan that the Company has implemented over the last few years”, concluded Richard Lark.

Operating and Financial Indicators

Traffic data – GOL (in millions)	1Q19	1Q18	% Var.
RPK GOL – Total	10,625	9,989	6.4%
RPK GOL – Domestic	9,090	8,694	4.6%
RPK GOL – International	1,534	1,295	18.5%
ASK GOL – Total	13,039	12,421	5.0%
ASK GOL – Domestic	11,021	10,780	2.2%
ASK GOL – International	2,018	1,641	23.0%
GOL Load Factor – Total	81.5%	80.4%	1.1 p.p
GOL Load Factor – Domestic	82.5%	80.7%	1.8 p.p
GOL Load Factor – International	76.0%	78.9%	-2.9 p.p
Operating data	1Q19	1Q18	% Var.
Average Fare (R$)	339	335	1.3%
Revenue Passengers - Pax on board ('000)	8,949	8,362	7.0%
Aircraft Utilization (block hours/day)	12.8	12.9	-0.9%
Departures	63,771	64,449	-1.1%
Total Seats (‘000)	11,150	10,800	3.2%
Average Stage Length (km)	1,156	1,143	1.1%
Fuel Consumption (mm liters)	374	364	2.7%
Full-time Employees (at period end)	14,994	15,043	-0.3%
Average Operating Fleet[4]	111	111	0.5%
On-time Departures	87.1%	93.7%	-6.8 p.p
Flight Completion	98.2%	97.8%	0.4 p.p
Passenger Complaints (per 1000 pax)	1.41	1.92	-26.8%
Lost Baggage (per 1000 pax)	2.25	2.04	10.5%
Financial data	1Q19	1Q18	% Var.
Net YIELD (R$ cents)	28.55	28.02	1.9%
Net PRASK (R$ cents)	23.27	22.53	3.3%
Net RASK (R$ cents)	24.63	23.87	3.2%
CASK (R$ cents)[5]	20.44	19.52	4.7%
CASK ex-fuel (R$ cents)[5]	12.80	12.41	3.2%
Breakeven Load Factor[5]	67.6%	65.8%	1.8 p.p
Average Exchange Rate [1]	3.7684	3.2433	16.2%
End of period Exchange Rate [1]	3.8967	3.3238	17.2%
WTI (avg. per barrel. US$) [2]	54.90	62.89	-12.7%
Price per liter Fuel (R$) [3]	2.75	2.51	9.3%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.49	0.50	-1.2%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed;   4. Average operating fleet excluding aircraft in sub-leasing and MRO. 5. Excluding non-recurring expenses. *1Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

4	GOL Linhas Aéreas Inteligentes S.A.

Domestic market – GOL

GOL’s domestic supply increased by 2.2%, and demand increased by 4.6% in 1Q19. As a result, the Company’s domestic load factor reached 82.5%, an increase of 1.8 p.p. when compared to 1Q18. GOL transported 8.4 million domestic passengers in the quarter, an increase of 8.4%, when compared with the same period in 2018. The Company is the leader in transported passengers in Brazil’s domestic airline market.

International market - GOL

GOL’s international supply increased by 23.0%, and international demand increased 18.5% in 1Q19 compared to 1Q18. The Company’s international load factor in 1Q19 was 76.0%, a reduction of 2.9 p.p. as new routes continued to mature. During the quarter, GOL transported 0.6 million passengers in the international market, a decrease of 2.4% when compared to the first quarter of 2018.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,771, a decrease of 1.1% in 1Q19 over 1Q18. The total number of seats available to the market was 11.1 million in the first quarter of 2019, increase of 3.2% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 3.3% in the quarter when compared to 1Q18, reaching 23.27 cents (R$), driven by a growth in net passenger revenue of 8.4% in the quarter. GOL’s Net RASK was 24.63 cents (R$) in 1Q19, an increase of 3.2% over 1Q18. Net yield increased by 1.9% in 1Q19 over 1Q18, reaching 28.55 cents (R$), principally a consequence of a 1.3% increase in GOL’s average fare.

5	GOL Linhas Aéreas Inteligentes S.A.

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	1Q19	1Q18	% Var.
Net operating revenues	3,210.8	2,964.3	8.3%
Passenger	3,033.6	2,798.9	8.4%
Cargo and Other	177.3	165.4	7.2%
Operating Costs and Expenses	(2,704.7)	(2,361.4)	14.5%
Salaries, wages and benefits	(573.8)	(483.7)	18.6%
Salaries, wages and benefits - Operations	(463.7)	(340.5)	36.2%
Salaries, wages and benefits – Other	(110.1)	(143.2)	-23.1%
Aircraft fuel	(995.2)	(884.2)	12.6%
Taxes on aircraft fuel	(153.1)	(134.1)	14.2%
Aircraft Fuel (ex-taxes)	(842.1)	(750.1)	12.3%
Sales and marketing	(133.1)	(127.3)	4.5%
Landing fees	(196.6)	(187.4)	4.9%
Passenger costs	(152.1)	(119.7)	27.1%
Services Provided	(149.5)	(130.2)	14.8%
Maintenance materials and repairs	(44.3)	(110.3)	-59.9%
Depreciation and amortization	(405.6)	(284.7)	42.4%
Other	(54.5)	(33.8)	61.4%
Equity Income	0.1	(0.0)	NM
Operating Result (EBIT) [1]	506.2	602.8	-16.0%
Financial Results	(401.1)	(321.6)	24.7%
Interest on loans	(176.4)	(165.1)	6.8%
Gains from financial investments	20.6	32.9	-37.5%
Exchange and monetary variations	(90.7)	(40.2)	125.7%
Derivatives net results	21.1	19.4	8.8%
Other expenses (revenues) net	(175.6)	(168.6)	4.2%
Income (Loss) before income taxes	105.1	281.2	-62.6%
Pre-tax Income Margin	3.3%	9.5%	-6.2 p.p
Income Tax	(69.9)	(65.6)	6.6%
Current income tax	(40.0)	(49.3)	-18.8%
Deferred income tax	(29.9)	(16.3)	83.2%
Net income (loss)	35.2	215.6	-83.7%
Minority Interest	67.5	73.4	-8.0%
Net income (loss) after minority interest	(32.3)	142.3	NM
Earnings per Share (EPS) after minority interest R$	(0.09)	0.41	NM
Weighted average shares outstanding MM2	350.0	348.4	0.5%
Earnings per ADS Equivalent in US$	(0.05)	0.25	NM
Weighted average ADSs outstanding MM2	175.0	174.2	0.5%

1. Including non-recurring expenses; 2. Excluding effects of stock options and warrants related to exchangeable bond issuances.   *1Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

Net revenue

Net revenue in 1Q19 was R$3.2 billion, an increase of 8.3% when compared to 1Q18, mainly due to an increase in the passenger revenues in domestic market and baggage allowance revenues quarter-over-quarter, with RPKs increasing by 6.4%, to 10,625 million in 1Q19. Cargo revenues and other ancillary revenues represented R$177.3 million in 1Q19, 7.2% increase compared to 1Q18.

GOL’s load factor increased by 1.1 p.p. to 81.5% in the quarter, as demand expanded faster than ASK growth. Average fares increased by 1.3%, from R$335 to R$339, driving 1.9% increase in yield.

Operating expenses

CASK increased by 4.7% (excluding non-recurring expenses), from 19.52 cents (R$) in 1Q18 to 20.44 cents (R$), primarily due to a 9.3% increase in the price per liter of jet fuel and a 16.2% depreciation of the Real against the US Dollar. CASK ex-fuel increased 3.2% (excluding non-recurring expenses), mainly due to the termination of the payroll tax relief program, higher depreciation per ASK driven by capitalized maintenance on aircraft components (including engines) and an increase in comparable fleet considering seven new aircraft (four net incremental adds), in addition to higher passenger expenses resulting from the grounding of our 737 MAX-8 fleet.

Breakeven load factor (excluding non-recurring expenses) increased by 1.8 p.p., reaching 67.6% vs. 65.6% in 1Q18, primarily due to operating expense growth in the quarter. The breakdown of the Company’s operating costs and expenses is as follows:

6	GOL Linhas Aéreas Inteligentes S.A.

Operating expenses (R$ MM)*	1Q19	1Q18	% Var.
Salaries, wages and benefits	(573.8)	(483.7)	18.6%
Salaries, wages and benefits - Operations	(463.7)	(340.5)	36.2%
Salaries, wages and benefits - Other	(110.1)	(143.2)	-23.1%
Aircraft fuel	(995.2)	(884.2)	12.6%
Taxes on aircraft fuel	(153.1)	(134.1)	14.2%
Aircraft Fuel (ex-taxes)	(842.1)	(750.1)	12.3%
Sales and marketing	(133.1)	(127.3)	4.5%
Landing fees	(196.6)	(187.4)	4.9%
Passenger costs	(152.1)	(119.7)	27.1%
Services	(149.5)	(130.2)	14.8%
Maintenance, materials and repairs	(44.3)	(110.3)	-59.9%
Depreciation and amortization	(405.6)	(284.7)	42.4%
Other operating expenses	(54.5)	(33.8)	61.4%
Total operating expenses	(2,704.7)	(2,361.4)	14.5%
Operating expenses ex- fuel	(1,709.5)	(1,477.2)	15.7%
Non-recurring expenses	(40.0)	63.8	NM
Operating expenses per ASK (R$ cents)	1Q19	1Q18	% Var.
Salaries, wages and benefits	(4.40)	(3.89)	13.0%
Salaries, wages and benefits - Operations	(3.56)	(2.74)	29.7%
Salaries, wages and benefits - Other	(0.84)	(1.15)	-26.8%
Aircraft fuel	(7.63)	(7.12)	7.2%
Taxes on aircraft fuel	(1.17)	(1.08)	8.8%
Aircraft Fuel (ex-taxes)	(6.46)	(6.04)	6.9%
Sales and marketing	(1.02)	(1.02)	-0.4%
Landing fees	(1.51)	(1.51)	-0.1%
Passenger costs	(1.17)	(0.96)	21.0%
Services	(1.15)	(1.05)	9.4%
Maintenance, materials and repairs	(0.34)	(0.89)	-61.8%
Depreciation and amortization	(3.11)	(2.29)	35.7%
Other operating expenses	(0.42)	(0.27)	53.8%
CASK	(20.74)	(19.01)	9.1%
CASK¹	(20.44)	(19.52)	4.7%
CASK ex-fuel¹	(12.80)	(12.41)	3.2%

1. Excluding non-recurring expenses. *1Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

Aircraft fuel costs per ASK increased by 7.2% compared to 1Q18 to 7.63 cents (R$), mainly due to 9.3% increase in the fuel price per liter.

Salaries, wages and benefits per ASK increased by 13.0% to 4.40 cents (R$) over 1Q18, primarily due to the end of Payroll Tax Relief Program.

Sales and marketing per ASK decreased 0.4% in relation to 1Q18, to 1.02 cent (R$), impacted by incentives directly associated to the increase in revenue, offset by lower advertising costs in 1Q19.

Landing fees per ASK decreased 0.1% compared to 1Q18 to 1.51 cent (R$).

Passenger costs per ASK increased 21.0% to 1.17 cent (R$), due to increased reimbursement of tickets and accommodation costs mostly related to the MAX-8 grounding, and higher ramp service costs.

Services per ASK costs increased 9.4% in relation to 1Q18, to 1.15 cent (R$), mainly due to the significant exchange rate variation impact on international services.

Maintenance materials and repairs per ASK decreased from 0.89 cent (R$) in 1Q18 to 0.34 cent (R$) in 1Q19, due to higher capitalization of rotables and components (including engines) repairs, aligned to the execution of fleet renewal plan.

Depreciation and amortization per ASK increased 35.7% to 3.11 cents (R$), mainly due to the increased capitalized maintenance on the main components of aircraft (including engines) and an increase of depreciation based on the 7 new aircraft (4 net additions) that were incorporated into the fleet.

Other expenses per ASK increased 53.8% in relation to 1Q18, mainly due to comparison base affected by R$81.9 million in gains on aircraft sales which occurred in the year-ago quarter.

Operating result

Operating income (EBIT), excluding non-recurring expenses, was R$546.2 million, an increase of 1.3% compared to the same period in 2018. 1Q19 operating margin was 17.0%, decrease of 1.2 p.p. in relation to 1Q18. On a per available seat-kilometer basis, EBIT (excluding non-recurring expenses) was 4.19 cents (R$) in 1Q19, compared to 4.34 cents (R$) in 1Q18.

EBITDA (excluding non-recurring expenses) totaled R$951.8 million, increase of 15.5% over 1Q18. EBITDA margin was 29.6%, 1.9 p.p. higher than 1Q18. The impact of the increase in RASK of 0.76 cent (R$) and the increase in CASK ex-depreciation of 0.91 cent (R$) resulted in an EBITDA per available seat-kilometer of 7.30 cents (R$) in 1Q19, increase of 0.67 cent (R$) compared to 1Q18.

7	GOL Linhas Aéreas Inteligentes S.A.

Operating result

Operating income (EBIT), excluding non-recurring expenses, was R$546.2 million, an increase of 1.3% compared to the same period in 2018. 1Q19 operating margin was 17.0%, decrease of 1.2 p.p. in relation to 1Q18. On a per available seat-kilometer basis, EBIT (excluding non-recurring expenses) was 4.19 cents (R$) in 1Q19, compared to 4.34 cents (R$) in 1Q18.

EBITDA (excluding non-recurring expenses) totaled R$951.8 million, increase of 15.5% over 1Q18. EBITDA margin was 29.6%, 1.9 p.p. higher than 1Q18. The impact of the increase in RASK of 0.76 cent (R$) and the increase in CASK ex-depreciation of 0.91 cent (R$) resulted in an EBITDA per available seat-kilometer of 7.30 cents (R$) in 1Q19, increase of 0.67 cent (R$) compared to 1Q18.

EBITDAR Calculation (R$ cents/ASK)	1Q19	1Q18	% Var.
Net Revenues	24.63	23.87	3.2%
Operating Expenses¹	(20.44)	(19.52)	4.7%
EBIT¹	4.19	4.34	-3.5%
Depreciation and Amortization	(3.11)	(2.29)	35.7%
EBITDA ¹	7.30	6.63	10.1%
EBITDA Margin¹	29.6%	27.8%	1.9 p.p

1. Excluding non-recurring expenses. *1Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match due to rounding.

Operating Margins (R$ MM)	1Q19	1Q18	% Var.
EBIT[1]	546.2	539.1	1.3%
EBIT Margin[1]	17.0%	18.2%	-1.2 p.p
EBITDA[1]	951.8	823.8	15.5%
EBITDA Margin[1]	29.6%	27.8%	1.9 p.p

1. Excluding non-recurring expenses. *1Q18 results have been restated based on IFRS 16, unaudited.  Certain calculations may not match due to rounding.

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	1Q19	1Q18	% Var.
Net income (loss)	35.2	215.6	-83.7%
(-) Income taxes	(69.9)	(65.6)	6.6%
(-) Net financial result	(401.1)	(321.6)	24.7%
EBIT	506.2	602.8	-16.0%
(-) Depreciation and amortization	(405.6)	(284.7)	42.4%
EBITDA	911.8	887.6	2.7%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. *1Q18 results have been restated based on IFRS 16, unaudited.  Certain variationcalculations in this report may not match due to rounding

8	GOL Linhas Aéreas Inteligentes S.A.

Net financial result

Net financial expense was R$401.1 million, an increase of R$79.5 million compared to 1Q18. Due to the appreciation of the USD in the period, interest expense increased by R$11.3 million versus 1Q18, to R$176.4 million. Derivatives net results were R$1.7 million higher than 1Q18. Exchange and monetary resulted in losses R$90.7 million in 1Q19, compared to losses of R$40.2 million in the same period of 2018.

|   Interest expense totaled R$176.4 million in 1Q19, an increase of 6.8% over 1Q18, mainly due to increased expenses on foreign currency debt obligations from the appreciation of the U.S dollar versus the Brazilian Real in the period.

|   Gains from financial investments totaled R$20.6 million in 1Q19, mainly due to gains on financial investments and investments funds.

|   Net exchange and monetary variation totaled losses of R$90.7 million in 1Q19, due to the 0.6% depreciation of the Brazilian Real vs. US Dollar (final exchange rate for the period), from R$3.87 per dollar as of December 31, 2018 to R$3.90 per dollar as of March 31, 2019.

|   Net result of derivatives was R$21.1 million in 1Q19, in comparison to a result of R$19.4 million in 1Q18, mainly due to the recognition of gains on derivatives related to the Exchangeable Senior Notes.

|   Net result of derivatives was R$21.1 million in 1Q19, in comparison to a result of R$19.4 million in 1Q18, mainly due to the recognition of gains on derivatives related to the Exchangeable Senior Notes. The Company recognized gains of R$49.4 million in 1Q19, related to market-to-market adjustment of the embedded derivative of the Exchangeable Senior Notes.

|   Other financial expenses totaled R$175.6 million in 1Q19, in comparison to a R$168.6 million in 1Q18.

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 1Q19, GOL registered a net gain of R$9.0 million from hedge operations, a R$21.1 million gains of which was accounted for in the Company’s financial results and R$12.1 million recorded in operating losses.

|   Fuel: fuel hedge operations made through derivative contracts tied to WTI resulted in an operating loss of R$10.3 million and hedge loss of R$7.9 million in financial results in 1Q19.

|   Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$4.9 million in 1Q19.

|   Exchange Rate: The Company recognized an exchange rate hedge gain of R$2.0 million in 1Q19.

Income taxes

Consolidated income tax in the first quarter of 2019 represented an expense of R$69.9 million, compared to an income tax expense of R$65.6 million in 1Q18.

The Company has significant tax assets.  On July 1, 2017, Smiles S.A merged into Smiles Fidelidade S.A and, based on financial projections, recognized an income tax benefit totaling R$161.5 million. GLA has tax credits on net loss carryforwards of approximately R$1.7 billion. The Company (GLAI) has tax credits of R$57.1 million, of which R$55.4 million are related to tax loss carry forwards and R$1.7 million related to temporary differences, with realization supported by GOL’s long-term plan.

9	GOL Linhas Aéreas Inteligentes S.A.

Operating Subsidiary - Smiles Fidelidade S.A.

Net revenue in 1Q19 decreased by 2.6% to R$240.6 million, compared to R$247.1 million in 1Q18, due to the decrease in redemption and breakage revenue. Operating income was R$165.7 million and operating margin was 68.9%, a decrease of 5.6 p.p. versus the year-ago period. Total net income was R$141.9 million.  The following table is a summary of the results of GOL’s Smiles subsidiary:

Operating Data (billion)	1Q19	1Q18	% Var.
Miles Accrual (ex-GOL)	25.6	20.2	27.1%
Program Redemptions	22.4	18.9	18.5%
Financial Information (R$ million)	1Q19	1Q18	% Var.
Gross Revenues (ex-GOL)	583.4	479.4	21.7%
Net Revenues	240.6	247.1	-2.6%
Operating Income	165.7	184.0	-10.0%
Operating Margin	68.9%	74.5%	-5.6 p.p
Net Income	141.9	155.0	-8.5%
Net Margin	59.0%	62.7%	-3.7 p.p

Net income and Earnings per Share (EPS)

In 1Q19, the Company reported net loss after minority interests of R$32.3 million, compared to net income of R$142.3 million during 1Q18. The 1Q19 result was impacted by the negative exchange and monetary variation of R$90.7 million, compared to a 1Q18 negative exchange rate and monetary variation of R$40.2 million.

(R$ MM)	1Q19	1Q18	% Var.
Net income (loss) before exchange and monetary variations	125.9	255.8	-50.8%
Exchange and monetary variations	(90.7)	(40.2)	125.7%
Net income (loss)	35.2	215.6	-83.7%
Minority Interest	67.5	73.4	-8.0%
Net income (loss) after minority interest	(32.3)	142.3	NM
Weighted average shares outstanding	350.0	348.4	0.5%
EPS in R$ before minority interest	0.10	0.62	-83.7%
EPS in R$ after minority interest	(0.09)	0.41	NM
EPS in R$ excluding exchange and monetary variations	0.17	0.54	-69.0%
Weighted average ADS outstanding	175.0	174.2	0.5%
Earnings per ADS in US$ before min. interest	0.05	0.38	-86.0%
Earnings per ADS in US$ after min. interest	(0.05)	0.25	NM
Earnings per ADS in US$ before exchange and mon. var.	0.09	0.33	-73.3%

*1Q18 results have been restated based on IFRS 16, unaudited.

Earnings per share were negative R$0.09 in 1Q19 versus positive R$0.41in the first quarter of 2018. The number of shares used for calculation was 350,025,670 in 1Q19 and 348,378,641 in 1Q18, using an equivalency of 35 common shares per preferred share.

Earnings per ADS were negative US$0.05 in 1Q19 compared to positive US$0.25 in the first quarter of 2018. The weighted average number of ADSs was 175.0 million in 1Q19 and 174.2 million in 1Q18, according to the current ratio of the number of preferred shares per ADS (2:1), set in November/17.

Cash Flow

As of March 31, 2019, total liquidity (cash and cash equivalents, cash investments, restricted cash, and accounts receivable) totaled R$3.5 billion, an increase of R$549.7 million when compared to December 31, 2018 and R$421.5 million higher than the same date of the previous year.

Operating activities generated R$253.6 million in 1Q19, mainly due to operating income and actions that improved working capital.

Investment activities consumed a net R$122.8 million in the quarter, mainly due to capitalized engine maintenance of aircraft totaling R$96.4 million. Net cash flow was positive by R$130.8 million for the quarter.

Financing activities in 1Q19 generated R$418.8 million, mainly due to the issuance of the Exchangeable Senior Notes 2024, totaling US$300 million, partially offset by the amortization of the Company’s 7th issue of debentures in the amount of R$147.9 million and R$354.9 million of financial lease payments in 1Q19.

Consolidated Cash Flow Summary (R$ mm) (1)	1Q19	1Q18	% Var.	4Q18²	% Var.
Net Income (Loss) for the Period	35.2	220.8	-84.1%	580.2	-93.9%
Adjustment of Non-Cash Items	817.7	433.1	88.8%	407.9	100.4%
Net Income (Loss) After Adjusting Non-Cash Items	852.9	653.9	30.4%	988.2	-13.7%
Net Cash Provided to (Used in) Operating Activities	253.6	123.7	105.1%	802.6	-68.4%
Net Cash Provided to (used in) Investment Activities	(122.8)	(181.8)	-32.5%	(484.8)	-74.7%
Net Cash Flow (3)	130.8	(58.1)	NM	317.8	-58.8%
Net Cash used in Financial Activities	418.8	(20.6)	NM	(327.5)	NM
Net Increase (decrease) in Cash, Equivalents and Accounts receivable	549.7	(78.8)	NM	(9.6)	NM
Cash beginning of period	2,126.7	2,250.5	-5.5%	1,933.8	10.0%
Accounts receivable beginning of period	853.3	936.5	-8.9%	1,055.8	-19.2%
Cash end of period	2,705.0	2,096.3	29.0%	2,126.7	27.2%
Accounts receivable	824.7	1,011.9	-18.5%	853.3	-3.4%
Total Liquidity	3,529.7	3,108.2	13.6%	2,980.0	18.4%

1-     Some items reclassified for clearer presentation.
2-     Includes in 4Q18 part of the restricted cash with deposit in guarantee of hedge margin.
3-     Net Income (Loss) after adjusting Non-Cash Items + cash flow from operating activities + cash flow from investing activities.

10	GOL Linhas Aéreas Inteligentes S.A.

Fleet

Final	1Q19	1Q18	% Var.	4Q18	% Var.
B737s	122	118	+4	121	+1
B737-7 NG	24	26	-2	24	0
B737-8 NG	91	92	-1	91	0
B737-8 MAX	7	0	+7	6	+1

At the end of 1Q19, GOL’s total fleet was 122 Boeing 737 aircraft comprised of 115 NGs and 7 MAXs. At the end of 1Q18, GOL’s total fleet was 118 Boeing 737-NG aircraft, with 117 aircraft in operation and one aircraft sub-leased to another airline.

The average age of the Company’s fleet was 9.6 years at the end of 1Q19. On March 31, 2019, the Company had 129 firm orders for Boeing 737 MAXs, comprised of 99 737 MAX-8s and 30 737 MAX-10s.

Fleet plan	2019	2020E	2021E	>2022E	Total
Operating Fleet (End of the year)	124	128	130
Aircraft Commitments (R$ million)*	-	1,801.8	5,075.5	56,715.8	63,593.0

* Considers aircraft list price.

Liquidity and Indebtedness

As of March 31, 2019, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivable) of R$3.5 billion, an increase of R$421.5 million versus a year ago. GOL finalized liability management initiatives during the first quarter of 2019, among them: (i) repurchase of 15% of its bond due in 2022, (ii) amortization of R$147.9 million of the 7th issue of debentures, (iii) the issuance of Exchangeable Notes due in 2024. Accounts receivable, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, totaled R$824.7 million.

In March 2019, GOL's credit rating was upgraded to B1 by Moody's.

11	GOL Linhas Aéreas Inteligentes S.A.

Liquidity (R$ MM)	1Q19	1Q18	% Var.	4Q18	% Var.
Cash, cash equivalents and restricted cash	2,705.0	2,096.3	29.0%	2,126.7	27.2%
Short-Term Accounts Receivable	824.7	1,011.9	-18.5%	853.3	-3.4%
Total Liquidity	3,529.7	3,108.2	13.6%	2,980.0	18.4%
Total Liquidity as % of LTM Net Revenues	30.3%	23.1%	7.2 p.p	26.1%	4.2 p.p
Indebtedness (R$MM)	1Q19	1Q18	% Var.	4Q18	% Var.
Loans and Financings	1,652.2	1,392.9	18.6%	1,822.5	-9.3%
Debt Issuance	5,115.9	3,922.7	30.4%	4,270.6	19.8%
Aircraft Financing	599.7	364.1	64.7%	518.6	15.6%
Aircraft Rent	6,316.1	5,354.2	18.0%	6,075.7	4.0%
Total Loans and Financings	13,683.9	11,033.9	24.0%	12,687.4	7.9%
Short-Term Debt	2,294.0	1,726.8	32.8%	2,082.5	10.2%
Debt in US$	514.3	400.4	28.4%	462.9	11.1%
Debt in BRL	289.8	395.8	-26.8%	289.0	0.3%
Long-Term Debt	11,389.9	9,307.1	22.4%	10,604.9	7.4%
Debt in US$	2,812.3	2,614.1	7.6%	2,587.7	8.7%
Debt in BRL	431.3	618.4	-30.3%	578.0	-25.4%
Perpetual Notes	528.6	440.3	20.1%	525.6	0.6%
Debt and Leverage (R$ MM)	1Q19	1Q18	% Var.	4Q18	% Var.
Gross Debt ex-perpetual notes (R$ MM)	13,155.3	10,593.6	24.2%	12,161.8	8.2%
Cash (R$ MM)	2,705.0	2,096.3	29.0%	2,126.7	27.2%
Net Debt¹ (R$ MM)	10,450.3	8,497.2	23.0%	10,035.1	4.1%
% of debt in foreign currency	94.7%	90.1%	4.6 p.p	93.2%	1.6 p.p
% of debt in Short-Term	16.8%	15.6%	1.1 p.p	16.4%	0.4 p.p
% of debt in Long-Term	83.2%	84.4%	-1.1 p.p	83.6%	-0.4 p.p
Total of Loans and Financings	13,683.9	11,033.9	24.0%	12,687.4	7.9%
- Perpetual notes	528.6	440.3	20.1%	525.6	0.6%
- Cash, equivalents, short-term fin. investments and restricted cash	2,705.0	2,096.3	29.0%	2,126.7	27.2%
= Net Debt (ex-perpetual notes)	10,450.3	8,497.2	23.0%	10,035.1	4.1%
LTM EBITDA	3,187.7	3,163.4	0.8%	3,181.3	0.2%
Net Debt (ex-perpetual notes)/LTM EBITDA	3.3 x	2.7 x	0.6 x	3.2 x	0.1 x
Gross Debt (ex-perpetual notes)¹ / LTM EBITDA	4.1 x	3.3 x	0.8 x	3.8 x	0.3 x

1 - Debt (excluding perpetual notes) / *1Q18 results have been restated based on IFRS 16, unaudited. Certain calculations may not match with the information in the quarterly financials due to rounding.

12	GOL Linhas Aéreas Inteligentes S.A.

Loans and financing

GOL improved its liquidity levels, as well as its cost of debt, during 1Q19 despite the 17.2% (end of period) dollar appreciation in the quarter. The Company registered total loans and financings as of March 31, 2019 of R$13.7 billion (including rent payment), an increase of 7.9% versus 4Q18. The net debt/LTM EBITDA ratio (excluding perpetual notes) increased to 3.3x at the end of the period, compared to 3.2x of December 31, 2018. The average maturity of the Company's long-term debt in 1Q19, excluding finance leases and perpetual notes, was 3.8 years. GOL’s average interest rate was stable in 7.68% for local-currency debt, and was reduced to 6.27% for the Dollar-dominated debt, compared to 6.79% in 4Q18.

Financial Debt amortization schedule - 1Q19 (R$ MM)¹

(1)    As of March 31, 2019, not reflecting the issuance of additional US$45 million in Senior Notes due 2024 in April 2019.

13	GOL Linhas Aéreas Inteligentes S.A.

Environmental, Social and Governance (“ESG”) Information

GOL is reporting material ESG information of interest to investors according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry. The Company takes steps to address the emission of greenhouse gases (GHGs) from its flights and GOL empowers and inspires its customers and crewmembers to offset GHG emissions when they fly. In providing ESG information, GOL intends to encourage a stable, green, transparent marketplace.

The Company continuously looks for ways to become more fuel efficient and embrace efficient technologies. For example, in July 2018, GOL announced a new contract for the acquisition of 15 additional MAX-8 jets, growing its total MAX orders to 135 jets, and the conversion of 30 current MAX-8 orders to 737 MAX-10 jets. This reflects the strategy of reducing operating costs by operating a standardized fleet and cutting fuel burn and the resulting emissions. The 737 MAX-8 consumes 15% less fuel than the 737-800 NG aircraft.

Environmental	1Q19	2018	2017	2016
Fuel
Total Fuel Consumed (GJ x 1000)	13,047	48,935	45,891	46,331
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1000 /ASK)	28.7	29.2	29.5	30.0
Fleet
Average age of fleet	9.6	9.5	9.2	8.0
Social	1Q19	2018	2017	2016
Labor Relations
Employee Gender (% Male/Female)	55/45	55/45	55/45	55/45
Age: Under 30 years (%)	25	29	26	27
Between 30 and 50 years (%)	64	60	63	63
Over 50 years (%)	11	11	11	10
Active workforce under collective-bargaining agreements (%)	100	100	100	100
Number and duration of strikes and lockout (# days)	0	0	0	0
Customer & Company Behavior
Customer Satisfaction Index (SMS score)	8.11	8.39	8.33	8.24
On-time Departures (%)	87.1	91.82	94.61	94.77
Flight Completion (%)	98.2	98.49	98.50	94.20
Lost Baggage (per 1000 pax)	2.25	2.03	2.06	2.23
Safety
Number of fatalities	0	0	0	0
Number of governmental enforcement actions and aviation safety	0	0	0	0
Governance	1Q19	2018	2017	2016
Management
Independent Directors (%)	44	44	44	44
Participation of woman in command positions (%)	34	38	37	35
Committees and Policies
Number of Committees: all with independent members included	5	5	5	5
Compliance Policy (on IR website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of voting capital at the shareholders meetings (%)	100	100	100	100

14	GOL Linhas Aéreas Inteligentes S.A.

Recently adopted accounting standards – IFRS 16

      In January 2016, the International Accounting Standards Board ("IASB") issued the accounting pronouncement "IFRS 16 - Leases" adopted in Brazil under CPC 06 (R2). The new standard came into effect for annual periods beginning on January 1, 2019.

      For reference, find below the Company’s quarterly periods income statement for the year of 2018, unaudited, in accordance with IFRS 16:

Income statement (R$ MM)*	1Q18	2Q18	3Q18	4Q18	2018
ASK	12,421.0	10,672.7	12,458.2	12,506.0	48,057.9
Net operating revenues	2,964.3	2,353.8	2,892.4	3,200.9	11,411.4
Passenger	2,798.9	2,146.2	2,703.2	2,985.2	10,633.5
Cargo and Other	165.4	207.6	189.2	215.7	777.9
PRASK	22.5	20.1	21.7	23.9	22.1
RASK	23.9	22.1	23.2	25.6	23.7
Operating Costs and Expenses	(2,361.4)	(2,181.0)	(2,548.0)	(2,392.5)	(9,482.9)
Salaries, wages and benefits	(483.7)	(410.7)	(486.8)	(522.7)	(1,903.9)
Aircraft fuel	(884.2)	(792.7)	(1,063.2)	(1,127.5)	(3,867.7)
Sales and marketing	(127.3)	(152.7)	(148.3)	(153.8)	(582.0)
Landing fees	(187.4)	(168.1)	(186.6)	(201.2)	(743.4)
Passenger costs	(119.7)	(103.9)	(122.4)	(128.1)	(474.1)
Services Provided	(130.2)	(144.3)	(160.0)	(174.2)	(608.8)
Maintenance materials and repairs	(110.3)	(88.8)	(89.6)	(281.6)	(570.3)
Depreciation and amortization	(284.7)	(299.9)	(304.2)	(345.8)	(1,234.6)
Other	(33.8)	(20.0)	13.1	542.4	501.8
Total CASK	19.0	20.4	20.5	19.1	19.7
CASK ex-fuel	11.9	13.0	11.9	10.1	11.7
CASK excluding fuel and non-recurring	12.4	13.9	12.7	15.2	13.5
Equity Income	(0.0)	0.2	0.2	-	0.4
Operating Result (EBIT)	602.8	173.0	344.6	808.4	1,928.8
EBIT Margin	20.3%	7.3%	11.9%	25.3%	16.9%
EBITDA	887.6	472.9	648.8	1,154.2	3,163.4
EBITDA Margin	29.9%	20.1%	22.4%	36.1%	27.7%
Financial Results	(321.6)	(1,994.1)	(674.3)	19.4	(2,970.6)
Interest on loans	(165.1)	(173.1)	(176.6)	(195.4)	(710.2)
Gains from financial investments	32.9	35.7	32.6	26.1	127.2
Exchange and monetary variations	(40.2)	(1,683.1)	(426.1)	377.4	(1,772.0)
Derivatives net results	19.4	(26.3)	5.4	(32.4)	(33.9)
Other expenses (revenues) net	(168.6)	(147.2)	(109.5)	(156.4)	(581.7)
Income (Loss) before income taxes	281.2	(1,821.1)	(329.6)	827.7	(1,041.8)
Net income (loss)	215.6	(1,874.6)	(433.1)	753.2	(1,338.9)
Net income (loss) after minority interest	142.3	(1,928.6)	(533.5)	675.3	(1,644.6)

*Figures were not reviewed by the independent auditors.

15	GOL Linhas Aéreas Inteligentes S.A.

Outlook

Financial Outlook	2019E		2020E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	122 to 125	124 to 127	125 to 128	128 to 131
Total operational fleet (average)	117	119	120	123
ASKs, System (% change)	6 to 10	7 to 10	7 to 10	7 to 10
- Domestic	2 to 4	3 to 4	3 to 5	4 to 5
- International	35 to 45	35 to 40	10 to 20	25 to 35
Seats, System (% change)	3 to 4	4 to 5	1 to 3	4 to 5
Departures, System (% change)	3 to 5	4 to 5	1 to 3	4 to 5
Average load factor (%)	79 to 81	79 to 81	79 to 81	79 to 81
Ancillary revenues, net[1] (R$ bn)	~1.0	~1.0	~1.1	~1.1
Total net revenues (R$ billion)	~12.9	~13.0	~14.2	~14.5
Non-fuel CASK (R$ cents)	~13	~14	~13	~14
Fuel liters consumed (mm)	~1,420	~1,450	~1,480	~1,500
Fuel price (R$/liter)	~2.8	~3.0	~2.9	~3.1
EBITDA margin (%)	~28	~28	~29	~29
EBIT margin (%)	~18	~18	~19	~19
Net financial expense[2] (R$ billion)	~1.2	~1.2	~1.2	~1.2
Pre-tax margin (%)	~10	~10	~12	~12
Effective income tax rate (%)	~20	~22	~20	~22
Minority interest[3] (R$ mm)	~300	~303	~330	~334
Capex, net (R$ mm)	~650	~700	~600	~650
Net Debt4 / EBITDA (x)	~2.9x	~2.9x	~2.4x	~2.4x
Fully-diluted shares out.[5] (million)	384	384	384	384
EPS, fully diluted (R$)	2.40 to 2.80	1.20 to 1.60	2.80 to 3.30	1.80 to 2.30
Fully-diluted ADS out. [5] (million)	192	192	192	192
EPADS, fully diluted (US$)	1.30 to 1.50	0.70 to 0.90	1.70 to 2.00	1.00 to 1.30

(1) Gross revenue of cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses; (3) Source: average of analyst estimates reported on Bloomberg; (4) Excluding perpetual bonds. (5) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

GOL has hedged approximately 62% of its fuel consumption for the remainder of 2019, at an average cost of US$60.

16	GOL Linhas Aéreas Inteligentes S.A.

Income statement (R$ MM)*	1Q19	1Q18	% Change
Net operating revenues
Passenger	3,033.6	2,798.9	8.4%
Cargo and Other	177.3	165.4	7.2%
Total net operating revenues	3,210.8	2,964.3	8.3%
Operating Expenses
Salaries, wages and benefits	(573.8)	(483.7)	18.6%
Aircraft fuel	(995.2)	(884.2)	12.6%
Passenger Costs	(152.1)	(119.7)	27.1%
Sales and marketing	(133.1)	(127.3)	4.5%
Landing fees	(196.6)	(187.4)	4.9%
Services Provided	(149.5)	(130.2)	14.8%
Maintenance materials and repairs	(44.3)	(110.3)	-59.9%
Depreciation and amortization	(405.6)	(284.7)	42.4%
Other	(54.5)	(33.8)	61.4%
Total Operating Expenses	(2,704.7)	(2,361.4)	14.5%
Equity Income	0.1	(0.0)	NM
Operating Income	506.2	602.8	-16.0%
Financial Income (expense), net	(401.1)	(321.6)	24.7%
Income (Loss) before income taxes	105.1	281.2	-62.6%
Current income tax	(40.0)	(49.3)	-18.8%
Deferred income tax	(29.9)	(16.3)	83.2%
Net income (loss) before minority interest	35.2	215.6	-83.7%
Smiles’ Minority interest	67.5	73.4	-8.0%
Net income (loss) after minority interest	(32.3)	142.3	NM
EPS in R$ after minority interest	(0.09)	0.41	NM
Earnings per ADS in US$ after minority interest	(0.05)	0.25	NM
Number of shares at the end of the period MM	350.0	348.4	0.5%

*1Q18 results have been restated based on IFRS 16, unaudited; Breakdown of costs with different methodology in relation to that reported in 1Q18; Certain calculations may not match with the information in the quarterly financials due to rounding.

Consolidated Balance Sheet (R$ 000)*	Mar 31, 2019	Dec 31, 2018	% Change
ASSETS	13,735,205	10,378,266	32.3%
Current Assets	4,047,502	3,310,835	22.3%
Cash and cash equivalents	1,880,638	826,187	127.6%
Short-term investments	354,994	478,364	-25.8%
Restricted cash	352,662	133,391	164.4%
Trade receivables	824,728	853,328	-3.4%
Inventories	187,007	180,141	3.8%
Recoverable taxes	278,338	360,796	-22.9%
Other credits	169,135	478,628	-64.7%
Non-Current Assets	9,687,703	7,067,431	37.1%
Deposits	1,706,075	1,612,295	5.8%
Restricted cash	116,661	688,741	-83.1%
Recoverable taxes	97,630	95,873	1.8%
Deferred taxes	91,358	73,822	23.8%
Derivatives	82,767	-	NM
Investments	1,255	1,177	6.6%
Property, plant and equipment	5,809,588	2,818,057	106.2%
Intangible assets	1,782,369	1,777,466	0.3%
LIABILITIES AND SHAREHOLDERS’ EQUITY	13,735,205	10,378,266	32.3%
Current Liabilities	7,510,750	7,200,556	4.3%
Short-term debt	1,098,101	1,103,206	-0.5%
Rent Payment	1,195,907	255,917	NM
Suppliers	1,241,680	1,403,815	-11.5%
Suppliers – Forfaiting	326,435	365,696	-10.7%
Salaries	402,910	368,764	9.3%
Taxes payable	100,118	111,702	-10.4%
Landing fees	594,546	556,300	6.9%
Advance ticket sales	1,337,812	1,673,987	-20.1%
Mileage program	872,886	826,284	5.6%
Advances from customers	60,764	169,967	-64.2%
Provisions	86,011	70,396	22.2%
Derivatives	88,186	195,444	-54.9%
Other current liabilities	105,394	99,078	6.4%
Non-Current Liabilities	12,876,034	7,683,061	67.6%
Long-term debt	6,269,667	5,340,601	17.4%
Rent Payment	5,120,201	656,228	NM
Suppliers	88,365	120,137	-26.4%
Provisions	834,702	829,198	0.7%
Mileage program	217,319	192,569	12.9%
Deferred taxes	277,673	227,290	22.2%
Taxes payable	6,199	54,659	-88.7%
Derivatives	21,523	214,218	-90.0%
Other noncurrent liabilities	40,385	48,161	-16.1%
Shareholders' Equity	(6,651,579)	(4,505,351)	47.6%
Capital Stock	2,947,201	2,942,612	0.2%
Shares to Issue	512	2,818	-81.8%
Treasury shares	(126)	(126)	0.0%
Capital reserves	88,476	88,476	0.0%
Equity valuation adjustment	(243,203)	(500,022)	-51.4%
Share-based payments reserve	120,970	117,413	3.0%
Gain on change in investments	759,335	759,984	-0.1%
Accumulated losses	(10,864,951)	(8,396,567)	29.4%
Non-controlling interests	540,207	480,061	12.5%

17	GOL Linhas Aéreas Inteligentes S.A.

*The figures for March 2019 are presented in IFRS16 and for December 2018 in IFRS15.

Consolidated Cash Flow (R$000)	1Q19	1Q18	% Change
Net Income (loss) for the period	35,206	220,837	-84.1%
Adjustment to reconcile net profit/loss to net cash
Depreciation and amortization	405,577	150,568	169.4%
Allowance for doubtful accounts	(6,986)	(988)	NM
Provisions for legal proceedings	47,103	72,531	-35.1%
Provision for inventory obsolescence	22	1,512	-98.5%
Deferred taxes	29,861	16,299	83.2%
Equity results	(78)	19	NM
Share-based payments	3,941	4,735	-16.8%
Exchange and monetary variations, net	132,817	18,311	NM
Interest on debt, financial lease and other liabilities	260,297	168,551	54.4%
Unrealized hedge results	(9,030)	(16,086)	-43.9%
Provision for profit sharing	2,392	15,157	-84.2%
Write-off of property, plant and equipment and intangible assets	2,196	2,500	-12.2%
Other provisions	(50,458)	-	NM
Adjusted net income	852,860	653,946	30.4%
Changes in operating assets and liabilities:
Trade receivables	36,102	(73,669)	NM
Short-term investments	93,502	10,904	NM
Inventories	(6,888)	(3,935)	75.0%
Deposits	(41,212)	2,426	NM
Suppliers	(227,717)	(143,270)	58.9%
Suppliers - Forfaiting	(35,549)	342,060	NM
Advance ticket sales	(336,175)	(422,652)	-20.5%
Mileage program	71,352	(20,420)	NM
Advances from customers	(109,203)	59,940	NM
Salaries	31,754	1,003	NM
Landing fees	38,246	(107,990)	NM
Taxes payable	(38,485)	44,821	NM
Derivatives	(64,197)	12,086	NM
Provisions	(38,287)	(48,089)	-20.4%
Operational leases	-	19,876	NM
Other assets (liabilities)	391,121	(70,974)	NM
Interest paid	(189,624)	(150,591)	25.9%
Income taxes paid	(21,559)	(53,805)	-59.9%
Net cash flows from (used in) operating activities	406,041	51,667	NM
Related party transactions	29,868	(320,408)	NM
Short-term investments of Smiles	345,801	(25,117)	NM
Advances for property, plant and equipment acquisition	(2,131)	(11,373)	-81.3%
Acquisition of Property, plant and equipment	(99,901)	(162,448)	-38.5%
Acquisition of Intangible assets	(20,782)	(8,022)	159.1%
Net cash flows from (used in) investing activities	252,855	(527,368)	NM
Loan funding	1,208,246	604,571	99.9%
Loan funding and exchange offer costs	(48,829)	(10,742)	NM
Loan payments	(228,289)	(37,751)	NM
Senior Notes early redemption	(50,320)	(531,907)	-90.5%
Lease payments	(354,926)	(52,970)	NM
Capped call	(102,055)	-	NM
Dividends and interest equity paid to non-controlling interest	(7,371)	-	NM
Capital increase	4,589	1,500	205.9%
Capital increase of non-controlling shareholders	106	875	-87.9%
Shares to Issue	(2,306)	5,799	NM
Net cash used in financing activities	418,845	(20,625)	NM
Foreign exchange variation on cash held in foreign currencies	(23,290)	1,910	NM
Net increase (decrease) in cash and cash equivalents	1,054,451	(494,416)	NM
Cash and cash equivalents at beginning of the quarter	826,187	1,026,862	-19.5%
Cash and cash equivalents at the end of the quarter	1,880,638	532,446	253.2%

18	GOL Linhas Aéreas Inteligentes S.A.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case. flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

19	GOL Linhas Aéreas Inteligentes S.A.

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 72 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”, ”total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

          Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

20	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.